# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0000950170-25-022703
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 66,179; shared voting power 120,563,082; sole dispositive power 66,179; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,629,261 (61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 24, 2023 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 28, 2025 (the "Asset Sale Closing Date"), pursuant to the Asset Sale Transaction Agreement (as defined below), Endeavor Operating Company, LLC ("EOC") and IMG Worldwide, LLC ("IMG Worldwide" and, together with EOC, the "EDR Parties") contributed, assigned and transferred to TKO Operating Company, LLC ("TKO OpCo") the Professional Bull Riders, On Location and IMG businesses (the "Transferred Businesses") in exchange for 26,541,724 units of TKO OpCo ("TKO OpCo Units"), having an aggregate value of $3.25 billion (based on the volume-weighted average sales price of Class A Common Stock for the twenty five trading days ending on October 23, 2024), reflecting an adjustment pursuant to the terms of the Asset Sale Transaction Agreement, and subscribed for an equivalent number of corresponding shares of Class B Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
January Capital HoldCo, LLC ("January HoldCo") is the record holder of 83,074,858 TKO OpCo Units, January Capital Sub, LLC ("January Sub") is the record holder of 6,542,033 TKO OpCo Units, EOC is the record holder of 2,155,188 TKO OpCo Units and IMG Worldwide is the record holder of 24,386,536 TKO OpCo Units. Subject to the terms of the operating agreement of TKO OpCo, the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, EOC is the record holder of 2,579,437 shares of Class A Common Stock and WME IMG, LLC ("WME IMG") is the record holder of 1,825,030 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the "EDR Subscribers"). IMG Worldwide is an indirect subsidiary of WME IMG, which is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers, WME IMG or IMG Worldwide. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor

In addition, the Reporting Person is the record holder of 66,179 shares of Class A Common Stock.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of February 28, 2025, based upon 81,553,818 shares of Class A Common Stock outstanding as of January 31, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No.4, the Reporting Person has not effected any transactions with respect to the Class A Common Stock since Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2025, the EDR Parties entered into the First Amendment (the "Asset Sale Transaction Agreement Amendment") to the Transaction Agreement (as amended, the "Asset Sale Transaction Agreement"), dated as of October 23, 2024, by and among the EDR Parties, Trans World International, LLC, the Issuer and TKO OpCo (together with the Issuer, the "TKO Parties").

The Asset Sale Transaction Agreement Amendment provides for (a) the acceleration of the Inside Date (as defined therein) to February 28, 2025, (b) the removal of the requirement that the Inside Date be automatically extended to April 1, 2025 if either (i) the EDR Parties fail to represent to the TKO Parties that the EDR Parties reasonably and in good faith expect to deliver to the TKO Parties the 2025 Financials (as defined therein) on or prior to February 28, 2025, or (ii) the Closing (as defined therein) does not occur on or prior to March 3, 2025 and (c) certain changes with respect to the timing of employee transfers.

On the Asset Sale Closing Date, the TKO Parties completed the acquisition of the Transferred Businesses, pursuant to the Asset Sale Transaction Agreement At the effective time, the EDR Parties contributed, assigned and transferred to TKO OpCo the Transferred Businesses, in exchange for 26,541,724 TKO OpCo Units, and subscribed for an equivalent number of corresponding shares of Class B Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 5: Transaction Agreement, dated October 23, 2024, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 24, 2024).

Exhibit 6: First Amendment to Transaction Agreement, dated February 27, 2025, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 28, 2025).

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (02/28/2025)